SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

Material Contained in this Report

1.	“Announcement Regarding Completion of Payment for Disposal of Own Shares as Restricted Stock and Partial Forfeiture”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date : December 2, 2024	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

Announcement Regarding Completion of Payment for Disposal of Own Shares as Restricted Stock and Partial Forfeiture

Tokyo, Japan - December 2, 2024 - ORIX Corporation (the “Company”) announced today that it has completed the payment procedures for the disposal of own shares as restricted stock, which was decided on October 2, 2024.

Additionally, changes have occurred in the initially planned number of shares to be disposed of, the number of allottees, and the total disposal amount due to partial forfeiture. These changes are also outlined below.

Please refer to the “Announcement Regarding Disposal of Own Shares as Restricted Stock” announced October 2, 2024, for details.

1.	Outline of Disposal (Changes are Underlined)

	After Change	Before Change
(1) Class and number of shares to be disposed	141,300 shares of Common stock of the Company	141,700 shares of Common stock of the Company

(2) Disposal price	3,363 Yen per share	3,363 Yen per share

(3) Total value of shares to be disposed	475,191,900 Yen	476,537,100 Yen

(4) Allottees and number of shares to be disposed	Employees of the Company: 234 persons 106,200 shares Employees of the Company subsidiaries*: 81 persons 35,100 shares	Employees of the Company: 235 persons 106,600 shares Employees of the Company subsidiaries*: 81 persons 35,100 shares

(5) Date of Disposal	December 2, 2024	December 2, 2024

*	This refers to our wholly owned subsidiary and any company in which all issued shares are owned by our wholly owned subsidiary.

2.	Reason for Changes

The changes in the number of shares to be disposed of, the number of allottees to be disposed of, and the total amount of shares to be disposed of are due to the forfeiture of the right of one person who was scheduled to be allotted at the time of the decision to dispose of treasury stock but who no longer fulfills the requirements for allottees at the time of allotment.

3.	Future Outlook

The impact of these changes on our consolidated financial results for the fiscal year ending March 31, 2025 will be minimal.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 34,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2024)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2023 – March 31, 2024” furnished on Form 6-K.